Exhibit 99.54

ABAXX TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2022, AND 2021

(EXPRESSED IN CANADIAN DOLLARS)

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada
Tel 416-777-8500
Fax 416-777-8818

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Abaxx Technologies Inc.

Opinion

We have audited the consolidated financial statements of Abaxx Technologies Inc. (the Entity), which comprise:

●	the consolidated statement of financial position as at December 31, 2022 and December 31, 2021

●	the consolidated statement of operations and comprehensive loss for the years then ended

●	the consolidated statement of changes in equity for the years then ended

●	the consolidated statement of cash flows for the years then ended

●	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2022 and December 31, 2021 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

© 2023 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Abaxx Technologies Inc. March 31, 2023

Material Uncertainty Related to Going Concern

We draw attention to Note 2(b) in the financial statements, which indicates that the Company has incurred a net loss from continuing operations of $18.3 million and net cash outflows from operating activities of $15.3 million during the year ended December 31, 2022 and, as of that date, the Company’s accumulated deficit was $57.0 million. The Company has incurred significant losses to date and is dependent on its ability to raise additional financing to fund its operations for the foreseeable future if it is to remain a going concern.

As stated in Note 2(b) in the financial statements, these events or conditions, along with other matters as set forth in Note 2(b) in the financial statements, indicate that a material uncertainty exists that may cast significant doubt on the Entity’s ability to continue as a going concern.

Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2022. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the “Material Uncertainty related to Going Concern” section of the auditor’s report, we have determined the matter described below to be the key audit matters to be communicated in our auditor’s report.

Evaluation of the measurement of fair value of level 3 investments

Description of the matter

We draw your attention to Note 5 and Note 12 of the financial statements. As of December 31, 2022, the Company recorded investments at fair value of $2.13 million which are classified as level 3 in the fair value hierarchy. The fair value of level 3 investments is determined through the application of valuation techniques, which involves the exercise of judgement and the use of assumptions including revenue multiples and discounts for lack of marketability.

Why the matter is a key audit matter

We identified the measurement of fair value of certain level 3 investments as a key audit matter as this matter represented an area of significant risk of material misstatement given the high degree of estimation uncertainty related to the level 3 investment. Significant auditor judgment was required to evaluate the assumptions used to determine the fair value of the investment. Further, specialized skills, industry knowledge and relevant experience were required to apply the audit procedures and evaluate the results of those procedures.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter:

We evaluated the design and implementation of certain internal controls over management review of the valuations.

We involved our valuation professionals with specialized skills, knowledge and relevant experience to assess the assumptions utilized to value the level 3 investment including the revenue multiples of comparable companies and the discount for lack of marketability. Our valuation professionals assessed the revenue multiple by comparing it to the multiples implied by trading prices of comparable companies and assessed the discount for lack of marketability by considering empirical studies.

Abaxx Technologies Inc. March 31, 2023

Other Information

Management is responsible for the other information. Other information comprises:

●	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Abaxx Technologies Inc. March 31, 2023

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

●	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

●	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Abaxx Technologies Inc. March 31, 2023

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is Christopher D. Cornell.

Toronto, Canada
March 31, 2023

Abaxx Technologies Inc. Consolidated Statements of Financial Position (Expressed in Canadian Dollars)

		December 31,	December 31,
	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents		$4,580,868	$19,356,950
Short term investments	3	5,024,995	2,445,779
Subscription receivable		-	118,750
Funds held in trust		-	70,000
Other receivables		438,592	349,817
Prepaid and other assets		533,908	226,946
Convertible note receivables	4	1,290,121	1,273,878
Non-current assets		11,868,484	23,842,120
Investments at fair value	5	2,134,915	2,686,930
Investment in associate	6	-	2,764,516
Total Assets		$14,003,399	$29,293,566

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,201,116	$1,352,761
Total liabilities		3,201,116	1,352,761

Shareholders’ equity
Share capital	7	60,197,678	57,091,755
Contributed surplus	8	5,899,244	4,616,291
Cumulative comprehensive gain		1,759,091	672,626
Warrants	9	3,881,098	3,881,098
Deficit		(56,978,202)	(35,624,447)
Total equity of Abaxx Technologies Inc.		14,758,909	30,637,323
Non-controlling interest		(3,956,626)	(2,696,518)
Total shareholders’ equity		10,802,283	27,940,805
Total Shareholders’ equity and liabilities		$14,003,399	$29,293,566

The accompanying notes are an integral part of these consolidated financial statements

Approved on behalf of the Board:

/s/ Joshua Crumb, Director

/s/ Scott Leckie, Director

Abaxx Technologies Inc. Consolidated Statements of Operations and Comprehensive loss (Expressed in Canadian Dollars)

		For the year ended
	Note	December 31 2022	December 31 2021

Operating expenses
Research and development		$8,345,017	$4,849,725
Salaries and wages		3,428,106	2,110,839
Professional fees		1,934,358	2,552,748
Travel, marketing and promotion		1,324,437	795,164
General and administrative		1,597,079	1,296,638
Share-based compensation	8	3,304,638	2,582,798
Total operating expenses		19,933,635	14,187,912
Operating loss for the year		$(19,933,635)	$(14,187,912)
Foreign exchange gain		25,689	451,817
Investment income	3	392	425,411
(Loss) gain on fair value of short term investments	3	(329,786)	668,491
Other income		300,782	327,387
Loss on investment under equity method	6	(2,173,843)	(381,941)
Gain (loss) on investments at fair value	5	179,357	(58,787)
Fair value loss on note receivable	4	(27,057)	(149,498)
Fair value gain on distributed assets	6	3,672,291	-
Net loss for year		$(18,285,810)	$(12,905,032)

Net loss attributable to:
Shareholders of the Company		(17,025,702)	(11,928,768)
Non-controlling interest		(1,260,108)	(976,264)
Net loss for year		$(18,285,810)	$(12,905,032)

Cumulative translation adjustment		1,086,465	698,002
Comprehensive loss for the year		$(17,199,345)	$(12,207,030)

Comprehensive loss attributable to:
Shareholders of the Company		$(15,939,237)	$(11,230,766)
Non-controlling interest		$(1,260,108)	$(976,264)
Comprehensive loss for the year		$(17,199,345)	$(12,207,030)

Basic & diluted net loss per share	10	$(0.23)	$(0.17)
Basic & diluted weighted avg. number of common shares	10	73,529,257	68,545,651

The accompanying notes are an integral part of these consolidated financial statements

Abaxx Technologies Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		For the year ended
	Note	December 31 2022	December 31 2021
Cash provided by (used in):

Operating Activities
Net loss for year		$(18,285,810)	$(12,905,032)
Adjustment for:
Share-based compensation	8	3,304,638	2,582,798
Foreign exchange gain		(476,898)	(451,817)
Fair value adjustment on convertible note receivable	4	27,057	149,498
Change in fair value of short term investments	3	329,786	(668,491)
Loss on investment in associate	6	2,173,843	381,941
Loss on investments at fair value	5	(179,357)	58,787
Fair value gain on distributed assets	6	(3,672,291)	- (106,327)
Accrued investment income		-	240,733
Changes in operating assets and liabilities:
Other receivables		(88,775	240,733
Prepaid expenses		(306,962)	(172,779)
Accounts payable and accrued liabilities		1,874,044	(1,406,986)
Net cash used in operating activities		(15,300,725)	(12,297,675)

Investing Activities
Purchase of short term investments	3	(6,450,373)	-
Sale of short term investments	3	3,884,191	-
Sale of investments at fair value	5	731,372	-
Increase in convertible note receivables		-	(622,400)
Increase in investments at fair value		-	(660,864)
Sale of marketable securities		-	1,418,770
Investment in associate		-	(3,146,457)
Net cash used in investing activities		(1,834,810)	(3,010,951)

Financing Activities
Proceeds from share issuance, net of issue costs		-	23,329,112
Proceeds from exercise of options	7	1,084,238	439,091
Receipt of funds held in trust		70,000	1,256,450
Receipt of subscription receivables		118,750	81,250
Net cash provided by financing activities		1,272,988	25,105,903
(Decrease) increase in cash and cash equivalents		(15,862,547)	9,797,277
Change in cash related to foreign exchange		1,086,465	698,002
Cash and cash equivalents, beginning of year		19,356,950	8,861,671
Cash and cash equivalents, end of year		$4,580,868	$19,356,950

The accompanying notes are an integral part of these consolidated financial statements

Abaxx Technologies Inc.

Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)

				Cumulative
				other			Non-
	Number of	Common	Contributed	comprehensive			Controlling	Shareholders’
	Shares	shares	surplus	income (loss)	W arrants	Deficit	interest	Equity
Balance, December 31, 2020	64,163,223	$36,795,082	$2,443,061	$(25,376)	$-	$(23,695,679)	$(1,720,254)	$13,796,834
Net loss and comprehensive loss for the year	-	-	-	698,002	-	(11,928,768)	(976,264)	(12,207,030)
Exercise of options	546,716	848,659	(409,568)	-	-	-	-	439,091
Share-based compensation	-	-	2,582,798	-	-	-	-	2,582,798
Shares issued in public offering	6,506,585	19,448,014	-	-	3,881,098	-	-	23,329,112
Balance, December 31, 2021	71,216,524	$57,091,755	$4,616,291	$672,626	$3,881,098	$(35,624,447)	$(2,696,518)	$27,940,805

Balance, December 31, 2021	71,216,524	$57,091,755	$4,616,291	$672,626	$3,881,098	$(35,624,447)	$(2,696,518)	$27,940,805
Net loss and comprehensive loss for the year	-	-	-	1,086,465	-	(17,025,702)	(1,260,108)	(17,199,345)
Exercise of options	1,997,328	3,035,926	(1,951,688)	-	-	-	-	1,084,238
Settlement of RSUs	21,233	69,997	(69,997)	-	-	-	-	-
Share-based compensation	-	-	3,304,638	-	-	-	-	3,304,638
Dividend to equityholders	-	-	-	-	-	(4,328,053)	-	(4,328,053)
Balance, December 31, 2022	73,235,085	$60,197,678	$5,899,244	$1,759,091	$3,881,098	$(56,978,202)	$(3,956,626)	$10,802,283

The accompanying notes are an integral part of these consolidated financial statements

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

1.	Nature of operations

Abaxx Technologies Inc. (“Abaxx” or the “Company”) is a company incorporated under the Alberta Business Corporations Act. Its corporate headquarters is located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and its registered office is located at 855- 2nd Street S.W., Suite 3500, Bankers Hall East Tower, Calgary, Alberta, T2P 4J8. The common shares of the Company are listed on the Aequitas NEO Exchange under the trading symbol “ABXX”.

Abaxx is a technology company engaged in development and deployment of trust enabling internet protocols.

The Board of Directors approved the consolidated financial statements on March 31, 2023.

2.	Significant accounting policies

The significant accounting policies of the Company are set out below. These policies have been consistently applied to each of the years presented, unless otherwise indicated.

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the years ended December 31, 2022, and 2021. The accounting policies set out below have been applied consistently to the years presented in these consolidated financial statements unless otherwise noted below.

(b)	Going concern

These Consolidated Financial Statements have been prepared on a going concern basis which presumes that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of its operations.

As of December 31, 2022, the Company had working capital of $8,667,368 (December 31, 2021 – $22,489,359) and an accumulated deficit of $56,978,202 (December 31, 2021 - $35,624,447). During the year ended December 31, 2022, the Company continued to build infrastructure toward the launch of its exchange and clearing house businesses, and as such used cash in operating activities of $15,300,725 (December 31, 2021 - $12,297,675) resulting primarily from the loss from operations $18,285,810 (December 31, 2021 - $12,905,032) offset by items not affecting cash such as loss on investment in associate and share-based compensation. The Company has insufficient cash on hand to fund its planned operations for the next twelve months. The Company’s ability to continue as a going concern is dependent upon its ability to generate sufficient revenues and positive cash flows from its operating activities and/or obtain sufficient funding to meet its obligations.

The Company will need to obtain further funding in the form of asset sales, issuance of debt, equity or a combination thereof to continue operations for the foreseeable future. There can be no assurance that additional funding will be available to the Company, or, if available, that this funding will be on acceptable terms. If positive operating cash flows are not achieved, or adequate funding is not available, the Company may be required to delay or reduce the scope of any or all of its operations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

These Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to generate sufficient cash flow from operating and/or financing activities, the carrying value of the Company’s assets could be subject to material adjustments and other adjustments may be necessary to these Consolidated Financial Statements should such events impair the Company’s ability to continue as a going concern.

(c)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis other than certain of the Company’s financial instruments that are measured at fair value as outlined in note 1(d).

The functional currency of the Company is the Canadian dollar which is also the presentation currency of the consolidated financial statements. The functional currency of the Company’s subsidiaries are noted in the table below.

(d)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary companies after eliminating intercompany balances and transactions. Subsidiaries are entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights. At December 31, 2022, and 2021 (except as noted below), the Company’s subsidiaries and consolidation basis are as follows:

	Functional	Place of	Ownership December 31
Name	currency	incorporation	2022	2021
Abaxx Singapore PTE. LTD. (“Abaxx Singapore”)(2)	USD	Singapore	91%	91%
Abaxx Clearing PTE. LTD. (“Abaxx Clearing”)(1)(2)	USD	Singapore	91%	91%
Abaxx Exchange PTE. LTD. (“Abaxx Exchange”)(1)(2)	USD	Singapore	91%	91%
Abaxx Technologies Corp. (“Abaxx Barbados”)	USD	Barbados	100%	100%
Abaxx Technologies Canada Inc.	CAD	Canada	100%	100%
LabMag Services Inc..(3)	CAD	Canada	100%	100%
LabMag GP Inc. .(3)	CAD	Canada	100%	100%
LabMag Limited Partnership.(3)	CAD	Canada	100%	100%

(1)	Abaxx Clearing and Abaxx Exchange are wholly-owned subsidiaries of Abaxx Singapore. As a result, the interest held by the Company in Abaxx Clearing and Abaxx Exchange is held through Abaxx Singapore.

(2)	The interest in these entities is held through the Company’s wholly-owned subsidiary Abaxx Barbados.

(3)	These are fully owned subsidiaries of Abaxx and were not actively engaged in business activities.

(e)	Financial instruments

Below is a summary showing the classification and measurement bases of the Company’s financial instruments:

Classification
Cash and cash equivalents	FVTPL
Short term investments	FVTPL
Subscription receivable	Amortized cost
Funds held in Trust	FVTPL
Investments at fair value	FVTPL
Other receivables	Amortized cost
Convertible note receivable	FVTPL
Accounts payable and accrued liabilities	Amortized cost

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

Financial assets

Financial assets are classified as either financial assets at fair value through profit and loss (“FVTPL”), amortized cost, or fair valve through other comprehensive income (“FVTOCI”). The Company determines the classification of its financial assets at initial recognition.

●	Amortized cost - assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial asset measured at amortized cost are subscription receivables and other receivables.

●	Fair value through other comprehensive income - assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at fair value through profit or loss are comprised of cash and cash equivalents, short term investments, funds held in trust and investments at fair value.

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

Expected credit loss impairment model

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial application. The Company has classified subscription receivable, and other receivables into this category.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

i.	Amortized cost

Financial liabilities are classified as measured at amortized cost unless they fall into one of the following categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

The Company’s accounts payable and accrued liabilities do not fall into any of the exemptions and are therefore classified as measured at amortized cost.

ii.	Financial liabilities recorded FVTPL

Financial liabilities are classified as FVTPL if they fall into one of the five exemptions detailed above. The Company’s derivative liability is measured at FVTPL.

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss. Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method or fair value. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVTOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred, or liabilities assumed, is recognized in profit or loss.

(f)	Determination of functional currency

The functional currency is the currency of the primary economic environment in which the Company operates. The determination of functional currency was performed by the Company on an entity-by-entity basis and is based on various judgmental factors such as the influence on labour, material and other costs of goods or services received by the Company’s subsidiaries, management determined that the functional currency for the parent is the Canadian dollar and the functional currency for the Company’s subsidiaries in United States dollar.

(g)	Foreign currency translation

Monetary assets and liabilities denominated in currencies other than functional currencies are translated into functional currencies at the rate of exchange in effect at the consolidated statement of financial position date. Non-monetary assets and liabilities are translated at the historical rates. Expenses are translated at the transaction date exchange rate. Foreign currency gains and losses resulting from translation are reflected in net comprehensive loss for the year.

The assets and liabilities of entities with a functional currency that differs from the presentation currency are translated to the presentation currency as follows:

●	Assets and liabilities are translated at the closing rate on the consolidated statement of the financial position date;

●	Income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case, income and expenses are translated at the rate on the dates of the transactions) for the year presented;

●	Equity transactions are translated using the exchange rate at the date of the transaction; and

●	All resulting exchange differences are recognized as a separate component of equity as reserve for foreign currency translation.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the foreign currency translation reserve.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash deposited in banks and highly liquid short-term interest bearing investments, that includes mutual funds in money market funds.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

(i)	Short term investments

Short term investments comprise of physical gold, bonds and shares of other publicly trading securities and are recorded at fair value as of the date of the statement of financial position. The fair value adjustment is recorded under gain on fair value of short term investments in the consolidated statements of operations and comprehensive loss.

(j)	Income taxes

The Company’s income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting year end and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting year end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

(k)	Loss per share

Basic loss per share is computed by dividing the loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options, restricted share units and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the year. Options, restricted share units and warrants are anti-dilutive and, therefore, have not been taken into account in the per share calculations.

(l)	Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The Company had no material provisions at December 31, 2022, and 2021.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

(m)	Share-based payment transactions

The Company operates equity settled share-based remuneration plans for its eligible directors, officers, employees and consultants. The fair value of equity-settled share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if share options ultimately exercised are different to that estimated on vesting.

The fair value of share-based payments to non-employees are based on the fair value of the goods or services received. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted at the date the Company receives the goods or services.

(n)	Share capital

Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the vesting periods are recorded as share capital. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12, Income Taxes.

(o)	Equity units

Proceeds received on the issuance of units, comprised of common shares and warrants are allocated to warrants based on relative value method and common shares based on the residual method.

(p)	Investment in associate

The Company holds equity investments in an associate. An associate is an entity over which the Company has significant influence and is neither a controlled subsidiary nor a jointly controlled entity. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for equity investments using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and is subsequently increased or decreased to recognize the Company’s share of earnings or losses of the associate, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings or losses of associates are recognized through net income or loss during the year. Cash distribution received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment in the associate.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the greater of its fair value less costs of disposal and value in use (i.e., present value of its future cash flows). If the recoverable amount of an investment in an associate is less than its carrying amount, then an impairment loss is recognized in that period. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in an associate is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized through net income or loss in the period in which the reversal occurs.

(q)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and whether the Company has the right to direct the use of the asset.

At inception or on modification of a contract that contains a lease component, the Company will allocate the consideration in the contract to each lease component relative to each component’s stand-alone value.

When the Company is a lessee, it will recognize a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the date the leased asset is available for use to the end of the lease term or useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the net present value of the lease payments discounted by either the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

●	fixed payments, including in-substance fixed payments; and

●	the exercise price under a purchase option that the Company is reasonably certain to exercise.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

(r)	Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Share-based payments

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as share-based compensation in the statement of loss and comprehensive loss, based on estimates of forfeiture and expected lives of the underlying stock options.

Warrants

Management is required to make certain estimates on all inputs in the Black-Scholes option-pricing model, when determining the fair value of warrants included in unit financings.

Fair value of financial instruments

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (b) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Consolidation

Judgment is applied in assessing whether the Company exercises control and/or has significant influence over the entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure to rights or variable returns and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operational decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control or significant influence was obtained.

Investment in associate.

The values relating to investment in associate involve significant estimates and assumptions, including future cash flows and discount rates. It is tested for impairment annually or more frequently if the circumstances or assumptions change significantly.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

(s)	Fair value hierarchy

The following summarizes the methods and assumptions used in estimating the fair value of the Company’s financial instruments where measurement is required. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the consolidated statement of financial position, have been prioritized into three levels as per the fair value hierarchy.

Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level two includes inputs that are observable other than quoted prices included in level one. Level three includes inputs that are not based on observable market data.

(t)	Accounting standards not yet adopted

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2022 and earlier application is permitted; however, the Company has not early adopted the new and amended standards in preparing these consolidated financial statements.

The following new and amended standards are not expected to have a significant impact on the Company’s consolidated financial statements.

●	Classification of Liabilities as Current or Non-current (Amendments to /AS 1).

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to /AS 12)

●	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).

●	Definition of Accounting Estimates (Amendments to /AS 8).

●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) statements.

3.	Short term investments

The Company held short term investments at the year end and the balances are as follows:

	December 31, 2022	December 31, 2021
Gold investments	$4,952,591	$1,966,334
GIC investments	72,404	44,310
Fixed income investments	-	435,135
Total short-term investments	$5,024,995	$2,445,779

During the year ended December 31, 2022, the Company invested $6,450,373, into gold, (December 31, 2021, $1,966,334). The Company has classified this investment as short term as it plans to liquidate within the next twelve months.

During the year ended December 31, 2022, the Company recognized $350,874, as a loss on change in fair market value of its gold investments (December 31, 2021, $66,005 gain), in its consolidated statement of operations and comprehensive loss.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

During the year ended December 31, 2022, due to fluctuations in the fair market value of fixed income investments, the Company has recorded a gain on the fair value of fixed income investments of $21,088, (December 31, 2021, $602,486 gain) in the consolidated statement of operations and comprehensive loss. The Company also sold its fixed income investments and received proceeds of $516,054 (December 31, 2021, $225,426).

The maturity date of GIC investments is March 18, 2023, and they bear interest of 0.5%.

During the year ended December 31, 2022, the Company recognized investment income of $392, (December 31, 2021, $425,411) in its consolidated statement of operations and comprehensive loss.

4.	Convertible note receivables

The following schedule presents the changes in the convertible note receivables:

	Smart Crowd	Privacy Code	Total
December 31, 2020	$800,976	$-	$800,976
Fair value adjustments (i), (ii)	(160,998)	11,500	(149,498)
Purchase of investment at fair value (ii)	-	622,400	622,400
December 31, 2021	$639,978	$633,900	$1,273,878
December 31, 2021	$639,978	$633,900	$1,273,878
Fair value adjustments	$(45,278)	18,221	$(27,057)
Foreign exchange	-	43,300	43,300
December 31, 2022	$594,700	$695,421	$1,290,121

(i)	Smart Crowd Holding Limited.

In September 2018, the Company purchased an unsecured convertible note from an arms-length party, Smart Crowd Holding Limited (“SCHL”) in the amount of USD $140,000 ($181,888).

The note matures on the earlier of i) a liquidity event ii) or the optional conversion date of December 31, 2023. The liquidity event is defined as any of the following events:

i)	SCHL entered into a binding agreement with an arm’s length third party to acquire beneficial ownership of 50% or more of the voting shares of SCHL;

ii)	SCHL entered into a binding agreement to dispose of assets comprising more than half the value of the assets;

iii)	SCHL resolves to amalgamate with any other company, in a transaction that is in substance the same as those described above; and

vi)	SCHL enters into a listing agreement with a recognized stock exchange.

The convertible note receivable is measured at fair value through profit or loss. As at December 31, 2022, the convertible note receivable was valued at $594,700 (December 31, 2021, $639,978). There was $45,278 write down in the fair value recognized during the year ended December 31, 2022 (December 31, 2021, $160,998 write down). The convertible note has not been repaid or converted into shares as of December 31, 2022.

(ii)	PrivacyCode Inc.

On October 22, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. purchased rights to certain preferred shares from an arm’s length party, PrivacyCode Inc (“PrivacyCode”) in the amount of USD $500,000 ($622,400).

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

The convertible note matures on the earlier of i) the liquidity event ii) or the if there is an equity financing the note will automatically convert to preferred shares. The liquidity event is defined as change of control, a direct listing, or an Initial Public Offering.

The convertible note receivable is measured at fair value through profit or loss. As at December 31, 2022, the convertible note receivable was valued at $695,421, (December 31, 2021, $633,900). There was $18,221 increase in the fair value recognized during the year ended December 31, 2022 (December 31, 2021, $11,500). The convertible note has not been repaid or converted into shares as of December 31, 2022.

5.	Investments at fair value

The following schedule presents the changes in the investments at fair value:

	Pasig & Hudson	AirCarbon	Total
December 31, 2020	$2,084,853	$-	$2,084,853
Purchase of investment at fair value (ii)	-	635,600	635,600
Purchase of investment at fair value (ii)	-	25,264	25,264
Loss on investment at fair value (i)	(58,787)	-	(58,787)
December 31, 2021	$2,026,066	$660,864	$2,686,930

December 31, 2021	$2,026,066	$660,864	$2,686,930
Sale of investment at fair value (ii)	-	(625,748)	(625,748)
Gain on investment at fair value (ii)	-	131,905	131,905
Loss on investment at fair value (i)	(58,172)	-	(58,172)
December 31, 2022	$1,967,894	$167,021	$2,134,915

(i)	Pasig and Hudson

Pasig and Hudson, a Singapore company, is a private company that provides consulting, advisory, and development services in blockchain and other non-traditional banking solutions.

During the year ended December 31, 2018, the Company purchased 2,699,410 common stock of Pasig and Hudson Private Limited (“P&H”), representing 18% of the outstanding common stock, for total consideration of USD $600,000 in cash and 1,250,000 of common shares of the Company at a fair value of $500,000.

The Company reports the interest in P&H at fair value with changes in fair value recorded through the Company’s statements of operations and comprehensive loss. As at December 31, 2022, the fair value of the Company’s investment in P&H was estimated at $1,967,894, (December 31, 2021, $2,026,066). A fair value change of $58,172 loss was recognized in the carrying amount of investment in P&H during the year ended December 31, 2022 (December 31, 2021, $58,787).

(ii)	AirCarbon Pte. Ltd

On February 11, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. acquired 673,360 Class C preference shares, representing a 2.68% equity voting stake in AirCarbon Pte. Ltd (“AirCarbon”) for total consideration of USD $500,000 ($635,600). The Company also acquired an option to purchase a minimum of 1,346,720 additional common shares and when added to the initial investment, up to a maximum of 10% of the issued share capital of AirCarbon, for an agreed price of USD $0.742545 per share. The Company exercised this option on July 14, 2021, by acquiring an additional 1,515,970 class C preference shares for USD $1,125,676 ($1,406,757), increasing Abaxx’s ownership in the company to 7.5% on a fully diluted basis. Subsequent to the exercise of its option in Air Carbon, Abaxx under the terms of an agreement with Base Carbon, transferred 1,488,745 of its Air Carbon shares for cash consideration to Base Carbon at a cost of US$1,105,460 (US$0.742545 per share) resulting in no gain or loss for Abaxx.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

The Company recognizes its investment in AirCarbon at fair value with changes in fair value recorded through the Company’s statements of operations and comprehensive loss. The Company does not have significant influence over AirCarbon, it holds less than 20% of the issued shares and shares one director in common on the board of directors.

On September 2, 2022, the Company disposed of 575,585 preference shares for net proceeds of $731,372 (US$561,083). The carrying value on the date of disposal of the preference shares disposed of was $625,748 and the Company realized a gain of $105,624.

During the year ended December 31, 2022, the Company recorded an increase of $131,905 in the fair value of its investment in AirCarbon, as a result of the most recent valuation of the Class C preference shares, (December 31, 2021, $nil).

6.	Investment in associate

Base Carbon Inc.

Base (for the Benefit of Air, Sea, Earth) Carbon Inc. (“Base Carbon”) is a globally diversified asset development firm in the business of sourcing, financing, developing, and trading carbon credits. Base Carbon’s mandate is to be the preferred carbon project partner for financing, streaming, technology, and access to markets. Base Carbon is an early-stage business with revenue streams that are still being developed as the business was recently launched. Abaxx Technology Crop. was a founding shareholder of Base Carbon and at December 31, 2022, holds approximately 15.6% (December 31, 2021, 19.68%) of shares outstanding that was acquired for $2,490,695 (December 31, 2021, $3,146,457). The quoted market value for these shares in Base Carbon at December 31, 2022, was $9,669,815. This value has not been adjusted on the balance sheet due to IFRS equity accounting as an investment in associate.

The Company has representation on the board of directors of Base Carbon and holds over 15% of the voting power of the Base Carbon. The Base Carbon Royalty provides that Base Carbon would pay Abaxx a 2.5% royalty for the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 (above or in excess any royalty already paid) to Abaxx. As of December 31, 2022, no amounts have been accrued and no amounts have been recorded as receivable by the Company under the royalty agreement.

Base Carbon continues to be classified as an associate and accounted for under the equity method of accounting as the Company retain significant influence over financial and operating matters of the associated company.

During the year ended December 31, 2022, the Company distributed 5,091,827 common shares (the “Base Carbon Shares”) of Base Carbon Corp. (“Base Carbon”) from its holdings to shareholders of Abaxx as a return of capital (the “Return of Capital”). The Return of Capital was completed in connection with a capital reorganization and the then anticipated completion of Base Carbon’s reverse takeover transaction and listing on the NEO Exchange Inc.

The distribution of the Base Carbon Shares was paid on March 3, 2022, to Abaxx shareholders of record at the close of business on March 1, 2022 (the “Record Date”). The Base Carbon Shares were distributed on a pro rata basis. No fractional shares or cash in lieu thereof (or any other form of payment) were payable in connection with the Return of Capital. Any fractional interests in Base Carbon Shares were rounded down to the nearest whole number of shares. Based upon the number of common shares of Abaxx outstanding, and ignoring the effect of rounding for fractional interests, one (1) Base Carbon Share paid for every fourteen (14) Abaxx common shares held on the Record Date (approximately 0.0714 Base Carbon Shares per Abaxx common share).

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

Abaxx shareholders were not required to pay for any Base Carbon Shares that were received under this distribution, nor were they required to surrender or exchange any Abaxx common shares in order to receive the Base Carbon Shares, or to have taken any other action in connection with the distribution. After the completion of the Return of Capital, Abaxx holds 19,339,593 common shares of Base Carbon.

The Company accounted for the return of capital at a fair value of $4,328,053 and this resulted in a fair value gain on distributed assets of $3,672,291 during the year ended December 31, 2022 (December 31, 2021, $nil).

During the year ended December 31, 2022, the Company recorded a share of loss in associate of $2,173,843, (December 31, 2021, $381,941).

7.	Share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid. Common shares issued are as follows:

	Number of common shares	Amount
Balance, December 31, 2020	64,163,223	$36,795,082
Shares issued in public offering (iii)	6,506,585	19,448,014
Exercise of stock options (i), (ii), (iv) to (viii)	546,716	848,659
Balance, December 31, 2021	71,216,524	$57,091,755

Balance, December 31, 2021	71,216,524	$57,091,755
Exercise of stock options (ix), (x), (xi),(xiv), (xv), (xvi)	1,997,328	3,035,926
Settlement of RSUs (xii), (xiii)	21,233	69,997
Balance, December 31, 2022	73,235,085	$60,197,678

Common Shares

Authorized

Unlimited number of common shares without par value.

Issued

(i)	On January 22, 2021, 40,450 stock options were exercised into common shares of the Company, for gross cash proceeds of $35,000. The value recognized in contributed surplus for the exercised options totaling $36,768, was transferred from contributed surplus to share capital at the time of exercise.

(ii)	On March 5, 2021, 28,000 stock options were exercised into common shares of the Company, for gross cash proceeds of $28,000. The value recognized in contributed surplus for the exercised options totaling $18,982 was transferred from contributed surplus to share capital at the time of exercise.

(iii)	On May 14, 2021, the Company completed a public offering of its shares, raising gross proceeds of $24,725,023 through the issuance of 6,506,585 units at a price of $3.80 per unit. Each unit is comprised of one common share and one-half common share purchase warrant resulting in the issuance of 3,253,293 warrants of the Company. Each warrant entitles the holder to purchase one additional common share at an exercise price of $5.10 on or before May 14, 2023.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

In connection with the offering, the Company incurred underwriter and legal fees of $1,395,911. Proceeds were allocated to common shares and warrants using the relative fair value method. The fair value of warrants was valued at $3,881,098 and estimated based on the Black Scholes pricing model using a share price of $3.85, exercise price $5.10, dividend yield 0%, expected volatility 89.13%, risk free interest rate 0.32%, and an expected life of 24 months.

(iv)	On May 27, 2021, 80,900 stock options were exercised into common shares of the Company, for gross proceeds of $70,000. The fair value of the options was estimated to be $73,200 using the Black Scholes option pricing model, which was transferred from contributed surplus to share capital.

(v)	On May 27, 2021, 202,250 stock options were exercised into common shares of the Company, for gross proceeds of $118,750. The fair value of the options was estimated to be $186,206 using the Black Scholes option pricing model, which was transferred from contributed surplus to share capital. In connection with the exercise, the Company agreed to temporarily fund $118,750 of the option exercises for a consultant of the Company, bearing no interest and payable on demand. As at December 31, 2021, the full amount of these proceeds remains outstanding and held in subscription receivables. These proceeds were received in February 2022.

(vi)	In August 2021, 60,450 stock options were exercised into common shares of the Company, for gross proceeds of $70,000. The fair value of the options was estimated to be $25,594 using the Black Scholes option pricing model, which was transferred from contributed surplus to share capital.

(vii)	On November 24, 2021, 94,666 stock options were exercised into common shares of the Company, for gross proceeds of $77,340. The fair value of the options was estimated to be $41,701 using the Black Scholes option pricing model, which was transferred from contributed surplus to share capital.

(viii)	In December 2021, 40,000 stock options were exercised into common shares of the Company, for gross proceeds of $40,000. The fair value of the options was estimated to be $27,117 using the Black Scholes option pricing model, which was transferred from contributed surplus to share capital.

(ix)	On January 19, 2022, 62,500 stock options were exercised into common shares of the Company, for gross cash proceeds of $62,500. The value recognized in contributed surplus for the exercised options totaling $42,371 was transferred from contributed surplus to share capital at the time of exercise.

(x)	On February 25, 2022, 1,073,744 stock options were exercised into common shares of the Company, for gross cash proceeds of $650,666 and a cashless portion of $589,861. The value recognized in contributed surplus for the exercised options totaling $1,353,919, was transferred from contributed surplus to share capital at the time of exercise.

(xi)	On February 28, 2022, 742,205 stock options were exercised into common shares of the Company, for gross cash proceeds of $269,442. The value recognized in contributed surplus for the exercised options totaling $463,104 was transferred from contributed surplus to share capital at the time of exercise.

(xii)	On February 2, 2022, 7,106 RSUs were settled into common shares of the Company, for gross proceeds of $nil. The value recognized in contributed surplus for the settled RSUs totaling $23,802 was transferred from contributed surplus to share capital at the time of settlement.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

(xiii)	On February 25, 2022, 14,127 RSUs were settled into common shares of the Company, for gross proceeds of $nil. The value recognized in contributed surplus for the settled RSUs totaling $46,195 was transferred from contributed surplus to share capital at the time of settlement.

(xiv)	On April 22, 2022, 33,330 stock options were exercised into common shares of the Company, for gross cash proceeds of $33,330. The value recognized in contributed surplus for the exercised options totaling $22,596 was transferred from contributed surplus to share capital at the time of exercise.

(xv)	On August 5, 2022, 53,879 stock options were exercised into common shares of the Company, for gross cash proceeds of $36,630. The value recognized in contributed surplus for the exercised options totaling $49,228 was transferred from contributed surplus to share capital at the time of exercise.

(xvi)	On December 16, 2022, 31,670 stock options were exercised into common shares of the Company, for gross cash proceeds of $31,670. The value recognized in contributed surplus for the exercised options totaling $21,470 was transferred from contributed surplus to share capital at the time of exercise.

8.	Contributed surplus

Stock options:

The Company had the following stock option transactions for the year ended December 31, 2022, and December 31, 2021:

	Number of stock options	Weighted average exercise price
Balance, December 31, 2020	5,416,736	$0.90
Issued (i - viii)	1,642,792	$3.63
Exercised (note 8 (i), (ii), (iv) to (viii))	(546,716)	$0.80
Balance, December 31, 2021	6,512,812	$1.59
Balance, December 31, 2021	6,512,812	$1.59
Issued (x – xi)	1,158,000	$2.50
Exercised (note 8 (ix)-(xi),(xiv)-(xvi))	(1,997,328)	$0.84
Balance, December 31, 2022	5,673,484	$2.02

(i)	In January 2021, the Company issued 27,792 stock options to a consultant of the Company exercisable at $1.00 until December 14, 2023. The fair value of the options was estimated to be $18,841 using the Black-Scholes option pricing model with the following weighted average assumptions share price - $1.00, dividend yield - 0%; expected volatility (based on comparative companies) – 116.24%; risk-free interest rate – 0.25%; and an expected life - 3 years. The options vest 1/3 on issuance, 1/3 12 months from issuance date, and 1/3 24 months from issuance date.

(ii)	In June 2021, the Company issued 200,000 stock options to a consultant of the Company exercisable at $3.48 until June 22, 2024. The fair value of the options was estimated to be $304,297 using the Black Scholes option pricing model with the following assumptions: share price $3.48, dividend yield 0%; expected volatility (based on comparative companies) 81.55%; risk free interest rate 0.25%; and an expected life 2 years, forfeiture rate 0%. These options vest 50% on issuance and 50% on May 25, 2021.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

(iii)	In June 2021, the Company issued 85,000 stock options to consultants of the Company exercisable at $3.65 until June 22, 2024. The fair value of the options was estimated to be $125,350 using the Black Scholes option pricing model with the following assumptions: share price $3.48, dividend yield 0%; expected volatility (based on comparative companies) 81.55%; risk free interest rate 0.25%; and an expected life 2 years, forfeiture rate 0%. These options vest 50% on issuance and 50% on November 20, 2021.

(iv)	In June 2021, the Company issued 50,000 stock options to a consultant of the Company exercisable at $3.70 until June 22, 2024. The fair value of the options was estimated to be $73,069 using the Black Scholes option pricing model with the following assumptions: share price $3.48, dividend yield 0%; expected volatility (based on comparative companies) 81.55%; risk free interest rate 0.25%; and an expected life 2 years, forfeiture rate 0%. These options vest 1/3 on issuance, 1/3 June 1, 2022, and 1/3 on June 1, 2023.

(v)	In June 2021, the Company issued 35,000 stock options to a consultant of the Company exercisable at $3.65 until June 22, 2024. The fair value of the options was estimated to be $51,615 using the Black Scholes option pricing model with the following assumptions: share price $3.48, dividend yield 0%; expected volatility (based on comparative companies) 81.55%; risk free interest rate 0.25%; and an expected life 2 years, forfeiture rate 0%. These options vest 1/3 on issuance, 1/3 June 1, 2022, and 1/3 on June 1, 2023.

(vi)	In August 2021, the Company issued 655,000 stock options to employees of the Company exercisable at $3.65 until August 22, 2024. The fair value of the options was estimated to be $953,518 using the Black Scholes option pricing model with the following assumptions: share price $3.61, dividend yield 0%; expected volatility (based on comparative companies) 80.42%; risk free interest rate 0.25%; and an expected life 1.75 years, forfeiture rate 0%. These options vest 1/3 on issuance, 1/3 August 24, 2022, and 1/3 on August 24, 2023.

(vii)	In August 2021, the Company issued 175,000 stock options to directors of the Company exercisable at $3.65 until August 22, 2024. The fair value of the options was estimated to be $324,094 using the Black Scholes option pricing model with the following assumptions: share price $3.61, dividend yield 0%; expected volatility (based on comparative companies) 80.42%; risk free interest rate 0.25%; and an expected life 3 years, forfeiture rate 0%. These options vest 1/3 on issuance, 1/3 August 24, 2022, and 1/3 on August 24, 2023.

(viii)	In December 2021, the Company issued 415,000 stock options to consultants of the Company exercisable at $3.65 until December 13, 2024. The fair value of the options was estimated to be $559,212 using the Black Scholes option pricing model with the following assumptions: share price $3.37, dividend yield 0%; expected volatility (based on comparative companies) 78.56%; risk free interest rate 0.25%; and an expected life 2 years, forfeiture rate 0%. These options vest 1/3 on issuance, 1/3 December 13, 2022, and 1/3 on December 13, 2023.

(ix)	In August 2021, the Company modified 202,250 stock options previously granted to a consultant of the Company with exercise prices ranging from $0.49 to $0.68 and subject to vesting terms extending to April 1, 2022, to now vest immediately. The exercise price of these options remains unchanged.

(x)	In May 2022, the Company issued 25,000 stock options to employees and consultants of the Company exercisable at $1.50 until May 1, 2025. The fair value of the options was estimated to be $13,721 using the Black Scholes option pricing model with the following assumptions: share price $1.50, dividend yield 0%; expected volatility (based on comparative companies) 73.11%; risk free interest rate 2.40%; and an expected life 1.75 years, forfeiture rate 0%. These options vest 1/3 on issuance, 1/3 May 1, 2023, and 1/3 on May 1, 2024.

(xi)	In December 2022, the Company issued 1,133,000 stock options to employees and consultants of the Company exercisable at $2.50 until December 31, 2027. The fair value of the options was estimated to be $1,507,696 using the Black Scholes option pricing model with the following assumptions: share price $2.50, dividend yield 0%; expected volatility (based on comparative companies) 83.72%; risk free interest rate 3.70%; and an expected life 2.50 to 3.75 years, forfeiture rate 0%. These options vest 1/3 on issuance, 1/3 December 31, 2023, and 1/3 on December 31, 2024.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

The following table reflects the stock options issued and outstanding as of December 31, 2022:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options exercisable

01-Oct-23	$0.49	0.75	329,916	329,916
01-Oct-23	$1.24	0.75	546,074	546,074
01-Feb-24	$0.49	1.09	6,692	6,692
01-Feb-24	$1.24	1.09	109,215	109,215
01-Apr-25	$0.68	2.25	193,014	193,014
01-Apr-25	$1.24	2.25	26,966	26,966
01-Jun-25	$0.99	2.42	82,291	82,291
14-Dec-23	$1.00	0.95	1,606,316	1,606,316
01-Nov-27	$3.48	1.40	200,000	200,000
22-Jun-24	$3.65	1.48	120,000	120,000
22-Jun-24	$3.70	1.48	50,000	33,330
22-Aug-24	$3.65	1.65	830,000	553,278
13-Dec-24	$3.65	1.95	415,000	276,639
01-May-25	$1.50	4.33	25,000	8,333
31-Dec-27	$2.50	5.00	1,133,000	377,888
			5,673,484	4,469,730

Restricted share units:

The Company established a restricted stock unit plan (“RSU Plan”) which was approved by the Company’s shareholders. The RSU Plan, which is administered by the Board of Directors, is intended to provide an incentive and retention mechanism to foster the interest of eligible directors, officers, employees and consultants of the Company in the success of the Company.

Awards granted under the RSU Plan shall be settled at the sole discretion of the Company, either: (i) through the issue from treasury of the number of RSU shares represented by such vested award; or (ii) in the case of awards in respect of RSU shares that are common shares, through the purchase on the secondary market by the Company of the number of RSU shares represented by such vested award and delivery to such RSU holder.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

Outstanding, December 31, 2020	-
Granted (i – vi)	110,653
Outstanding, December 31, 2021	110,653

Outstanding, December 31, 2021	110,653
Granted (i), (ii), (iii)	875,051
Settlement in common shares (note 7 (xii), (xiii))	(21,233)
Outstanding, December 31, 2022	964,471

(i)	In May 2021, the Company granted 13,965 restricted stock units to a consultant of the Company. Upon issuance, 50% of the RSUs vested immediately and 50% vested on November 20, 2021. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU valued at $3.55 based on the market price of the Company’s common shares on the date of grant.

(ii)	In May 2021, the Company granted 21,191 restricted stock units to an employee of the Company. This grant of RSUs will vest 1/3 on September 3, 2021, 1/3 on January 23, 2022, and 1/3 on May 3, 2020. Each vested RSU entitles the holder to acquire one common share of the Company. The Shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU valued at $3.27 based on the market price of the Company’s common shares on the date of grant.

(iii)	In September 2021, the Company granted 18,391 restricted stock units to a consultant of the Company. This grant of RSUs will vest 1/2 on September 15, 2021, and 1/2 on March 20, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $3.45 per share.

(iv)	In September 2021, the Company granted 2,486 restricted stock units to an employee of the Company. This grant of RSUs will vest on grant at September 30, 2021. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $3.20 per share.

(v)	In December 2021, the Company granted 4,620 restricted stock units to an employee of the Company. This grant of RSUs will vest on grant at December 31, 2021. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $3.43 per share.

(vi)	In December 2021, the Company granted 50,000 restricted stock units to a consultant of the Company. This grant of RSUs will vest on December 13, 2021, and December 13, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $3.36 per share.

(vii)	In March 2022, the Company granted 6,422 restricted stock units to an employee of the Company. This grant of RSUs vested on grant at March 31, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non- assessable shares, each RSU is valued at market price of $1.95 per share.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

(viii)	In June 2022, the Company granted 10,786 restricted stock units to an employee of the Company. This grant of RSUs vested on grant at June 30, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non- assessable shares, each RSU is valued at market price of $1.18 per share.

(ix)	In September 2022, the Company granted 6,912 restricted stock units to an employee of the Company. This grant of RSUs vested on grant at September 30, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $1.93 per share.

(x)	In December 2022, the Company granted 4,047 restricted stock units to an employee of the Company. This grant of RSUs vested on grant at December 31, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $2.47 per share.

(xi)	In December 2022, the Company granted 846,884 restricted stock units to employees and consultants of the Company. These grants of RSUs will vest 1/3 on grant, 1/3 twelve months from grant, and 1/3 twenty four months form grant. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $2.50 per share.

During the year ended December 31, 2022, share based compensation totaling $3,304,638, (December 31, 2021, $2,582,798) was recognized in the statement of operations and comprehensive loss in connection with stock options and RSUs.

9.	Warrants

Warrants transactions summarized for the year ended December 31, 2022, and 2021, are as follows:

	Number of warrants	Amount
Balance, December 31, 2020	-	$-
Issued (Note 7 (iii))	3,253,293	$3,881,098
Balance, December 31, 2021, and December 31, 2022	3,253,293	$3,881,098

10.	Loss per share

For the year ended December 31, 2022, and 2021, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders and the weighted average number of common shares outstanding. Diluted loss per share did not include the effect of stock options, restricted share units or warrants, as they are anti-dilutive.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

	For the year ended
	December 31 2022	December 31 2021
Basic loss per common share
Net loss attributable to common shareholders	$(17,025,702)	$(11,928,768)
W eighted average number of common shares outstanding	73,529,257	68,545,651
Basic loss per common share	$(0.23)	$(0.17)
Diluted loss per common share
Net loss attributable to common shareholders	$(17,025,702)	$(11,928,768)
W eighted average number of common shares outstanding	73,529,257	68,545,651
Adjustments to average shares due to share-based options and others	-	-
W eighted average number of diluted common shares outstanding	73,529,257	68,545,651
Diluted loss per common share	$(0.23)	$(0.17)

11.	Capital risk management

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

●	to maximize shareholders, return through enhancing the share value.

The Company monitors its capital structure and adjusts according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.

The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, reserves, non-controlling interest, cumulative other comprehensive loss, and deficit, which totaled $10,802,283 as of December 31, 2022, (December 31, 2021, $27,940,805).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. There were no changes in the Company’s approach to capital risk management during the year ended December 31, 2022, and the Company is not subject to any externally imposed capital requirements.

12.	Financial risk factors

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements for invested assets are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3).

The fair value of other financial assets and financial liabilities is considered to be the carrying value when they are of short duration or when the instrument’s interest rate approximates current observable market rates.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

The fair value of cash and cash equivalents, short term investments, and funds in trust approximates their carrying amounts due to the relatively short period to maturity.

Where other financial assets and financial liabilities are of longer duration, then fair value is determined using the discounted cash flow method using discount rates based on adjusted observable market rates.

The table below summarizes the assets and liabilities that are included at their fair values in the Company’s consolidated statement of financial position as at December 31, 2022, and December 31, 2021. These assets and liabilities have been categorized into hierarchical levels, according to the significance and reliability of the inputs used in determining fair value measurements. The fair value hierarchy has the following levels:

●	Level 1 – quoted prices represent unadjusted quoted prices for identical instruments exchanged in active markets.

●	Level 2 – significant other observable inputs includes directly or indirectly observable inputs, other than quoted prices for identical instruments exchanged in active markets.

●	Level 3 – significant unobservable inputs include inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2022, and 2021.

December 31, 2021	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$19,356,950	$-	$-	$19,356,950
Short term investments	29,309	-	450,136	479,445
Funds held in Trust	70,000	-	-	70,000
Investments at fair value	-	-	2,686,930	2,686,930
Convertible note receivables	-	-	1,273,878	1,273,878
	$19,456,259	$-	$4,410,944	$23,867,203

December 31, 2022	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$4,580,868	$-	$-	$4,580,868
Short term investments	72,404	-	-	72,404
Investments at fair value	-	-	2,134,915	2,134,915
Convertible note receivables	-	-	1,290,121	1,290,121
	$4,653,272	$-	$3,425,036	$8,078,308

Significant inputs

The fair value of P&H investment as of December 31, 2022 was determined through the application of market approach. The measurement of fair value of P&H involves inputs such as revenue and the assumptions including enterprise value / revenue multiple of comparable public companies and discount for lack of marketability. A 10% fluctuation in the projected revenue would result in a $196,789 gain or loss on fair value adjustment in the consolidated financial statements.

At December 31, 2022, the measurement basis for the AirCarbon investment at fair value was approximated to cost. A 10% fluctuation in the cost would result in a $16,702 gain or loss on fair value adjustment in the consolidated financial statements.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

The measurement basis for the Smart Crowd convertible note receivable was the expected share price and the probability of a fund raiser. A 10% fluctuation in the expected share price would result in a $59,470 gain or loss on fair value adjustment in the consolidated financial statements.

The measurement basis for the PrivacyCode convertible note receivable was the expected share price and the probability of a fund raiser. A 10% fluctuation in the probability of a fundraise would result in a $69,542 gain or loss on the fair value adjustment in the consolidated financial statements.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations.

The Company’s credit risk is attributable to cash and cash equivalents, subscription receivable, short term investments, funds held in trust, convertible note receivable, and other receivables. Cash and cash equivalents are on deposit with Canadian and Singaporean chartered banks, from which management believes the risk of loss is remote. Other receivables are due from the Ministry of Revenue from which management believes the risk of loss to be remote. Convertible note receivable is due from an arm’s length third party from which management believes the risk of loss to be remote. The Company’s maximum exposure to credit risk as at December 31, 2022, and 2021 is the carrying value of cash and cash equivalents, short term investments, subscription receivable, funds held in trust, convertible note receivable, and other receivables.

Interest rate risk

The Company has cash and cash equivalents bearing fixed interest rates and no variable interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2022, the Company had current assets of $11,868,484 (December 31, 2021,

$23,842,120) to settle current liabilities of $3,201,116 (December 31, 2021, $1,352,761). The ability of the Company to continue as a going concern is dependent on its ability to secure additional equity or other financing. All of the Company’s financial liabilities have contractual maturities of less than one year and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market forces such as interest rates and foreign exchange rates.

Foreign currency risk

The Company’s functional and reporting currency is the Canadian dollar. Major purchases and investments are transacted in United States dollar. The Company is exposed to foreign currency risk with respect to the cash balance of $4,292,721 (December 31, 2021, $18,632,994) which is denominated in United States dollars.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

Sensitivity analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a 12-month period:

i) The Company has no variable interest-bearing debt at December 31, 2022, and 2021.

ii) The Company has cash and accounts payable denominated in United States dollars. Sensitivity to a plus or minus 5 percentage point change in exchange rate would lead to a $93,984 (December 31, 2021, $955,328) gain (loss) in the reported comprehensive loss.

13.	Related party transactions

The Company considers key management to be officers and directors. During the year ended December 31, 2022, $336,800 (December 31, 2021, $227,169) of fees were paid to key management and companies controlled by or related to key management.

Key management and directors received $364,083 and $312,174 respectively in share-based compensation during the year ended December 31, 2022 (December 31, 2021, $593,083 and $334,587, respectively).

On February 28, 2022, senior management and directors exercised, 101,125 stock options, at an exercise price of $0.49, 290,425 stock options, at an exercise price of $1.00, and 101,125 stock options, at an exercise price of $1.24.

During the year ended December 31, 2022, the Company recharged $750,000 (December 31, 2021, $nil) for certain expenses to Base Carbon, an associate entity of the Company.

During the year ended December 31, 2022, the Company distributed common shares in Base Carbon, an associate entity to shareholders of the Company. See note 6 for transactions with the Company’s investment in associate.

14.	Income taxes

(a)	Provision for income taxes

The following table reconciles the expected income tax provision at the statutory tax rate of 26.50% to the amounts recognized in the consolidated statement of loss for the year ended December 31, 2022, and December 31, 2021:

	December 31, 2022	December 31, 2021
Net loss before income taxes	$(18,285,810)	$(12,905,032)
Expected tax recovery at statutory rates increase (decrease) resulting from Expected income tax recovery	(4,845,740)	(3,419,834)
Tax benefits not recognized / (previously unrecognized)	4,845,740	3,419,834
Total income tax expense recovery	-	-

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

(b)	Deferred tax balances

The tax effect of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2022, and 2021 are as follows:

	December 31, 2022	December 31, 2021
Recognized deferred tax assets
Non-capital losses carried forward	162,367	155,788
Investments	(162,367)	(155,788)
Net deferred tax liability	-	-

(c)	Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following unrecognized deductible temporary differences.

	December 31, 2022	December 31, 2021

Intangible assets	35,529,876	35,529,876
Investments	-	358,705
Share issuance costs	876,752	1,197,377
Non-capital losses carried forward - Canada	11,934,970	9,202,805
Non-capital losses carried forward - Singapore	23,804,894	15,370,683
Non-capital losses carried forward - Barbados	29,299	23,478
Unrecognized deductible temporary differences	$72,175,791	$61,682,924

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

(d)	Non-capital losses

The Company’s Canadian non-capital losses carried forward of $12,547,677 expire from 2035 to 2042. The Company has foreign non-capital losses expire as follows:

Year of Expiry	$
2035	$1,036,405
2036	3,148,579
2037	989,311
2038	1,181,821
2039	166
2040	117,571
2041	3,181,367
2042	2,892,457
$12,547,677

The losses in Singapore have an indefinite life and the losses in Barbados have a seven year carry forward.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

15.	Commitments

Royalty Payments

During the year ended December 31, 2019, the Company entered into a Royalty Agreement (“Royalty”) with its subsidiary Abaxx Singapore. The Royalty payment contains the following terms:

●	Abaxx Singapore will accrue and pay a royalty equal to 2% of gross revenue to the Company, payable quarterly as of April 1, 2019, continuing in perpetuity until the obligation is relinquished by the Company.

●	The amounts payable become due to the Company after Abaxx Singapore generates positive earnings before income tax and depreciation of USD$25,000,000 in a calendar year.

●	There is no interest accrued on royalty payments accrued and not yet paid.

As of December 31, 2022, Abaxx Singapore has not achieved any revenue and as such no amounts have been accrued in the consolidated financial statements.

In addition, the Royalty permits the Company to purchase an increase in the royalty payments by 1% for USD$10,000,000 by February 1, 2024.

As of December 31, 2022, the Company has not made any payments to Abaxx Singapore to increase the royalty earnings percentage.

The Company has a royalty agreement with Base Carbon that would pay Abaxx a 2.5% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 to Abaxx.

Transfer of Intellectual Property and License Agreement

The Company has developed proprietary digital technology and intellectual property for application to exchange trading and clearing for commodities and financial products including liquid natural gas as well as other tradable commodities and applications. (“Exchange Technology”).

During the year ended December 31, 2019, the Company entered into a Master Licensing Agreement (“MLA”) with its majority owned affiliate Abaxx Singapore. As a result of this agreement, the Company was assigned exclusive title rights of use as well as the sub-license rights to the Exchange Technology by way of a master license agreement.

The Company maintains ownership of the intellectual property licensing in the MLA.

Abaxx Singapore has agreed to pay the Company earnings if in the future it sub-licenses the Exchange Technology, in which case as a result of the MLA royalty fees would be as follows:

●	An amount equal to 20% of revenues on the first USD$2,000,000

●	An amount equal to 10% of revenues on the next USD$3,000,000

●	An amount equal to 5% of revenue on any excess revenue

Payments from Abaxx Singapore under these agreements are due monthly to the Company. As of December 31, 2022, no amounts have been accrued by Abaxx Singapore and no amounts have been recorded as receivable by the Company under either a royalty agreement or the MLA.

Abaxx Technologies Inc.

Notes to Consolidated financial statements

For the year ended December 31, 2022, and 2021
(Expressed in Canadian Dollars)

The Company has not recorded the benefits under either of these agreements as an asset due to the intellectual property being still under development, no revenues have been generated and commercial viability of the Exchange Technology has not yet been determined.

As of the year ended December 31, 2022, this agreement does not have any impact on the consolidated financial statements of the Company.

Contingency

The Company is a party to the claims & litigation arising in the normal course of business. Due to the inherent uncertainties of litigation and/or the early stage of certain proceedings, the final outcomes of all ongoing litigation and claims cannot be predicted with certainty and the amount of any potential losses cannot be estimated reliably. The resolution of any future matters could materially affect the Company’s financial position, results of operations or cash flows.

As part of the December 14, 2020, reverse takeover with New Millennium Iron Corp., the Company took on a legacy legal claim and this is a lawsuit filed by a former NML consultant in the amount of $1,500,000. The Company believes that the consultant was appropriately compensated and is contesting this claim.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of this action will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Company. However, because of the factors listed above, as well as other uncertainties inherent in litigation, there is a possibility that the ultimate resolution of the legal action may be material to the Company’s consolidated results of operations for any reporting period.

16.	Segment information

The Company operates in a single segment, being the development and deployment of trust enabling Internet protocols. As at December 31, 2022, and 2021, the Company’s core assets, intellectual property, and development work, is conducted in Singapore.